SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

SONY CORPORATION

(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ TERUHISA TOKUNAKA
(Signature) Teruhisa Tokunaka Executive Deputy President and Group Chief Strategy Officer

Date: April 24, 2003

List of materials

Documents attached hereto:

i)	Press release regarding the announcement by Sony Communication Network Corporation of Financial Results for Fiscal Year 2002

ii)	Press release regarding the announcement by Sony Corporation of asking authorization by shareholder resolution for issuance of stock acquisition rights for the purpose of granting stock options.

iii)	Press release regarding the announcement by Sony Corporation of asking authorization by shareholder resolution for purchases of its own shares

iv)	Press release regarding the announcement by Sony Corporation of decision to absorb its wholly-owned subsidiary Sony Music Entertainment (Japan) Inc by a merger.

SONY

6-7-35 Kita-shinagawa Shinagawa-ku Tokyo, 141-0001 Japan

News & Information

No.03-014E 2003/04/23 15:00	Subsidiary Tracking Stock Sony Communication Network Corporation Financial Results for Fiscal Year 2002	So-net

Sony Communication Network Corporation (hereinafter, the “SCN Group”), a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation, announced today its consolidated results for the fiscal year ended March 31, 2003 (the period from April 1, 2002 to March 31, 2003).

These results are based on the generally accepted accounting standards of Japan.

•	FY2002 Results: Increased Revenue, Increased Profitability
Sales were 38,795 million yen. Operating income of 472 million yen, ordinary income of 96 million yen, and a net loss of 16 million yen were recorded.

•	So-net Subscribers Total 2.3 million An increase of 60,000 over the previous fiscal year end total of 2.24 million.

•	Within the Total, 420,000 Broadband Subscribers The number of broadband users reached 420,000, mainly for ADSL, an increase of 230,000 over the previous fiscal year end.

•	Strengthening Cooperation with the Sony Group
Sales start of broadband AV router “HN-RT1” aimed at So-net subscribers. Japanese version of online game “EverQuest” released. Implementation of special subscriber discounts with My Sony Card.

•	FY03 Forecast: Higher Sales, Lower Profits due to Subscriber Acquisition Costs
For FY03, the SCN Group expects sales to increase 10.8% to 43,000 million yen, stemming from an increase in the proportion of broadband subscribers. As for profitability, reflecting an expected increase in subscriber acquisition costs, the SCN Group expects an operating loss of 1,700 million yen, an ordinary loss of 1,900 million yen, and a net loss of 1,300 million yen.
This is based on a forecast of 2.4 million subscribers at the end of FY03. Within this total, the target is to more than double the number of broadband subscribers.

Results for the Twelve-month Period Ended March 31, 2003

(Millions of Yen)

	Year ended March 31
	2002	2003	Change (%)
Sales	¥33,151	¥38,795	+17.0
Operating income (loss)	(1,707)	472	—
Ordinary income (loss)	(2,559)	96	—
Net income (loss)	(2,101)	(16)	—

Summary of Consolidated Operations

The number of Internet users in Japan reached 30 million in March 2003. Within that total, the number of broadband users passed 9.3 million, including ADSL, FTTH, and CATV. Narrowband users, mostly using dial-up connections, was in a declining trend. (Data according to the Ministry of Public Management, Home Affairs, Posts and Telecommunications.)

In this business environment, the SCN Group strengthened its broadband connection services and broadband content services. The SCN Group also enriched its other value-added service offerings including virus-checking and web mail.

Also, the SCN Group worked to further strengthen its cooperation with the Sony Group, including the sales release of a broadband AV router aimed at subscribers and the release of the Japanese version of the massively multiplayer online game “EverQuest.”

Furthermore, the SCN Group implemented active measures to increase the number of subscriber acquisition through sales promotions at convenience stores and rental shops. As a result of severe market competition, at the end of March 2003, the number of So-net subscribers had reached 2.3 million, and within this total, the number of broadband users was about 420,000 (including users of such services as “Flets” which is operated by regional NTT East and NTT West Corporations).

Under these conditions, sales for the SCN Group for the year ended March 31, 2003 increased 17.0% to 38,795 million yen, compared with sales of 33,151 million yen in the year earlier period. This stemmed from an increase in the number of So-net subscribers, a shift towards broadband, and sales increases at subsidiaries.

Factors impacting profitability included, as well as the increase in sales connected with the rise in broadband subscribers, cost reductions for communication lines usage, improved profitability at consolidated subsidiaries, and control of increases in fixed costs. As a result, the SCN Group was able to record operating income of 472 million yen, compared with an operating loss of 1,707 million yen in the year earlier period.

Furthermore, equity losses of 437 million yen were recorded for the two affiliated companies accounted for by the equity method, Label Gate Co., Ltd. and DeNA Co., Ltd., compared with equity losses of 633 million yen in the year earlier period. This resulted in ordinary income of 96 million yen during the year under review, compared with an ordinary loss of 2,559 million yen in the year earlier period. Impacting net income, although there were increase in losses from revaluation of investments in other securities and an one-time loss on service integration and re-examination, corresponding with the merger of SCN and So-net BeMedia Corp. (hereinafter “SBM”) SCN utilized part of SBM’s loss carryforwards as a tax benefit. As a result, during the year under review, net loss was 16 million yen, compared with a net loss of 2,101 million yen in the year earlier period.

Sales by Category

Fiscal year ended March 31, 2003

		Year ended March 31, 2002 (millions of yen)	Percentage of total (%)	Year ended March 31, 2003 (millions of yen)	Percentage of total (%)	Year-on-year change (%)
Operating revenue	Internet provider services	27,306	82.4	32,245	83.1	18.1
	Internet-related services	5,242	15.8	5,161	13.3	(1.5)
Merchandise sales		604	1.8	1,389	3.6	130.1
Total		33,151	100.0	38,795	100.0	17.0

The quarter ended March 31, 2003

		Quarter ended March 31, 2002 (millions of yen)	Percentage of total (%)	Quarter ended March 31, 2003 (millions of yen)	Percentage of total (%)	Year-on-year change (%)
Operating revenue	Internet provider services	7,603	84.4	7,762	81.8	2.1
	Internet-related services	1,251	13.9	1,355	14.3	8.3
Merchandise sales		156	1.7	371	3.9	137.1
Total		9,010	100.0	9,488	100.0	5.3

<<Operating revenue>>

ISP services

In this category, the SCN Group enhanced its broadband-focused services, including ADSL and FTTH, as well as wireless services. The SCN Group also worked to introduce valued-added connection services such as virus-checking and web mail.

•	Connection Services
•	ADSL (high-speed, expanded area)
•	12M (October 2002)
•	Establishment of over 200 access points in FY02
•	FTTH (expanded cooperation with carriers)
•	So-net Hikari (TEPCO) (May 2002)
•	Cooperation with the USEN Group (December 2002)
•	Wireless LAN (service start)
•	M Flets, Flets Spot (NTT East and West) (July 2002)
•	GRIC Wireless (roaming) (December 2002)
•	Valued-added Connection Services
•	Web mail (July 2002)
•	Mail virus check (April 2002)
•	IP v6 test (November 2002 - April 2003)
•	Expansion of homepage functionality (July 2002)
•	So-net Phone (February 2003)

As a result, reflecting rise in revenue per subscriber caused by an increase in the proportion of broadband subscribers, sales of ISP services for the year ended March 31, 2003 were 32,245 million yen, an increase of 18.1% compared with the year earlier period. Such sales accounted for 83.1% of total sales.

Internet-related services

In this category, the SCN Group worked to efficiently manage its content offerings through concentration and selection, while actively developing and introducing broadband contents.

•	PostPet V3
•	Win OpenGL/Mac version releases (December 2002)
•	Hybrid version release (March 2003)
•	So-net TV (December 2002)
•	Start of TV-like streaming channel
•	EverQuest (massively multiplayer online role-playing game)
•	Official service start (February 2003)
•	So-net TV & So-net Channel Integration
•	One-source multi-use original contents (Internet and CS broadcasting)

Furthermore, sales of consolidated subsidiaries (excluding sales related to Merchandise sales) are included in this category. Overall, sales in this category decreased 1.5% compared with the year earlier period to 5,161 million yen. This was a result of a decrease in sales stemming from the design of authentication and settlement systems. Sales in this category accounted for 13.3% of total sales.

<<Merchandise sales>>

In this category, sales of PlayStation 2 broadband units, Sony “HN-RT1” broadband AV routers, and CS-broadcast receivers were strong. Also due to sales of “PostPet V.3” software, sales in this category during the year under review increased by 130.1% compared with the year earlier period to 1,389 million yen. Such sales accounted for 3.6% of total sales.

Results of Consolidated Subsidiaries and of Affiliated Companies Accounted for by the Equity Method

The SCN Group includes the following four consolidated subsidiaries: So-net Sports.com Corp., So-net M3 Inc., Skygate, Co., Ltd., and Drivegate Inc., and two affiliated companies accounted for by the equity method: Label Gate Co., Ltd. and DeNA Co., Ltd. During the year under review, equity in net losses of affiliated companies of 437 million yen was recorded, compared with 633 million yen in the year earlier period.

Among these companies, during the year under review, So-net M3 Inc. recovered from its accumulated deficit. It smoothly increased its operating results by expanding the employment business of “MR-kun” while merging with the SCN-operated “Medipro” business and working to expand its medically-related businesses.

On the other hand, So-net Sports.com Corp. and Skygate, Co., Ltd. continued to be in an unprofitable condition.

Furthermore, in regards to Drivegate Inc., which operates a site related to used automobiles, the dissolution of the alliance at the end of April 2003 with Hanaten Co., Ltd., Hanaten Net Co., Ltd., and Hyogo Auto Co., Ltd. as well as with Nigensha Inc. is planned, and Drivegate Inc. is expected to carry out a re-examination of its business as a 100% subsidiary of the SCN Group. (Please refer to the below “(5) Other Matters, Including Important Items from a Management Perspective,” under “Strategy and Outlook.”)

Also, So-net Be Media Corp. was merged with SCN as of January 1, 2003.

Cash Flow

Cash and cash equivalents were 3,384 million yen at March 31, 2003, which was a decrease of 1,257 million yen compared with the end of the year earlier period. During the year under review, the SCN Group generated 2,077 million yen of cash from operating activities, used 1,993 million yen of cash in investing activities, and used 1,340 million yen of cash in financing activities.

<Cash flow from operating activities>

During the year ended March 31, 2003, regarding cash flows from operating activities, the SCN Group generated 2,077 million yen, a significant improvement over the year earlier period, when the SCN Group used 368 million yen. This was mainly due to the recording of net loss before income taxes of 269 million yen during the period, compared with a loss of 2,554 million yen in the year earlier period.

<Cash flow from investing activities>

During the year ended March 31, 2003, regarding cash flows from investing activities, the SCN Group used 1,993 million yen, while during the year ended March 31, 2002, the SCN Group used 3,127 million yen. Factors influencing cash flows from investing activities during the year under review included outlays of 1,134 million yen for purchase of investment securities including those of U’s Communications Corp., compared with 1,496 million yen for acquisition of Web Online Networks, Ltd., during the year earlier period, 620 million yen for acquiring intangible assets such as connection service and e-commerce related systems, compared with 792 million yen during the year earlier period, and 271 million yen for loans to related companies, compared with 394 million yen during the year earlier period.

<Cash flow from financing activities>

During the year ended March 31, 2003, regarding cash flows from financing activities, the SCN Group used 1,340 million yen, while during the year ended March 31, 2002, the SCN Group generated 7,676 million yen. During the year under review, this reflected the repayment of short and long-term debt to Sony Corp.

For inquiries, please contact:

Sony Corp, IR Department

7-35, Kita-Shinagawa 6-chome Shinagawa-ku,                                                                                                  Tel: (03) 5448-2180

Tokyo 141-0001

Condensed Consolidated Statements of Income

For the year ended March 31, 2003

(Millions of yen)

	Year ended March 31
	2002		2003		Change
Sales		33,151		38,795	17.0%
Cost of sales		19,753		22,725
Gross profit		13,398		16,070
Selling, general and administrative expenses		15,105		15,598
Operating income (loss)		(1,707)		472	—%
Non-operating income		69		117
Non-operating expenses
Equity in net loss of affiliated companies	633		437
Other	287	920	57	493
Ordinary income (loss)		(2,559)		96	—%
Extraordinary gain
Gain on issuances of stock by equity investee	97		0
Reversal of allowance for bad debt	9	106	—	0
Extraordinary loss
Extraordinary depreciation of fixed assets	60		—
Loss on issuance of stock by equity investee	2		—
Revaluation of investments in other securities	39		251
Loss from lease cancellation due to service integration and re-examination	—	101	114	365
Net income (loss) before income taxes		(2,554)		(269)	—%
Income tax current	104		128
Income tax deferred	(256)	(152)	(332)	(204)
Minority interest loss		302		49
Net income (loss)		(2,101)		(16)	—%

For the three-months ended March 31, 2003

(Millions of yen)
	Three-months ended March 31
	2002		2003		Change
Sales		9,010		9,488	5.3%
Cost of sales		5,461		5,730
Gross profit		3,549		3,758
Selling, general and administrative expenses		3,901		4,259
Operating income (loss)		(351)		(501)	—%
Non-operating income		22		55
Non-operating expenses
Equity in net loss of affiliated companies	143		163
Other	227	369	(9)	154
Ordinary income (loss)		(698)		(599)	—%
Extraordinary gain
Reversal of allowance for bad debt		9		—
Extraordinary loss
Loss on issuance of stock by equity investee	2		—
Revaluation of investments in other securities	39		251
Loss from lease cancellation due to service integration and re-examination	—	41	114	365
Net income (loss) before income taxes		(731)		(964)	—%
Income tax current	29		(341)
Income tax deferred	(92)	(62)	(310)	(651)
Minority interest loss		74		21
Net income (loss)		(594)		(293)	—%

Condensed Consolidated Balance Sheets

(Millions of yen)
	March 31 2002	March 31 2003	Change
ASSETS
Current assets	9,408	8,594	(814)

Cash and bank deposit	523	517	(6)
Notes and account receivable, trade	3,962	3,803	(159)
Inventories	64	278	214
Deposits in parent company	4,118	—	(4,118)
Deposits in Sony group company	—	2,867	2,867
Deferred tax assets	401	472	72
Other	369	704	335
Allowance for bad debt	(28)	(47)	(19)
Noncurrent assets	4,789	5,458	669

Property, plant and equipment	456	349	(107)

Furniture and fixtures	325	232	(92)
Other	131	116	(15)
Intangible assets	2,724	2,465	(258)

Software	1,108	1,141	33
Goodwill	1,275	1,104	(171)
Other	341	220	(120)
Investment and other assets	1,609	2,644	1,035

Investment in affiliates and others	833	1,618	785
Deferred tax assets	222	498	276
Other	554	527	(26)

Total assets	14,197	14,051	(146)

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities	5,460	5,880	420

Account payable, trade	1,963	2,428	464
Current portion of long-term borrowing from parent company	1,200	800	(400)
Accrued expense	1,693	1,889	196
Accrued income taxes	130	127	(3)
Accrued bonuses	242	217	(25)
Other	232	419	188
Long-term liabilities	869	94	(775)

Long-term borrowing from parent company	800	—	(800)
Accrued severance costs for employees	41	65	23
Accrued severance indemnities for directors	16	29	13
Other	12	—	(12)
Total liabilities	6,329	5,974	(355)

Minority interest	(213)	33	247

Common stock	5,246	5,246	—
Additional paid-in capital	4,765	4,765	—
Retained earnings (accumulated losses)	(1,945)	(1,961)	(16)
Unrealized exchange gains (losses) of investment securities	16	(6)	(22)

Total stockholders’ equity	8,081	8,044	(38)

Total liabilities and stockholders’ equity	14,197	14,051	(146)

Consolidated Statements of Additional Paid-in Capital and Retained Earnings and Accumulated Losses

	(millions of yen)
Item	Year ended March 31, 2002	Year ended March 31, 2003
Additional Paid-in Capital
Balance at the beginning of the year	—	4,765
Increase
New share issuance	4,765	—

Balance at the end of year	4,765	4,765

Retained Earnings (Accumulated Losses)
Balance at the beginning of the year	156	(1,945)
Increase
Net loss	2,101	16

Balance at the end of year	(1,945)	(1,961)

Consolidated Statements of Cash Flow

		(Millions of yen)
	Year ended March 31
	2002	2003
I. Cash flows from operating activities
Net Loss before income taxes	(2,554)	(269)
Depreciation and amortization	892	773
Extraordinary depreciation of fixed assets	60	—
Amortization for goodwill	189	311
Gain on issuances of stock by consolidated subsidiary and equity investee	(97)	(0)
Loss on issuance of stock by equity investee	2	—
Equity in net losses of affiliated companies	633	437
Revaluation of investments in other securities	39	251
Increase (decrease) in accrued bonuses	38	(25)
Increase in accrued severance costs for employees	18	23
Increase in accrued severance indemnities for directors	16	13
Increase (decrease) in allowance for bad debt	(8)	19
Interest and dividend income	(8)	(8)
Interest expenses	8	7
Loss on disposal of tangible fixed assets	83	47
Loss on sales of tangible fixed assets	17	—
(Increase) decrease in account receivable, trade	(314)	184
(Increase) decrease in inventories	120	(214)
(Increase) decrease in other current assets	54	(141)
Increase in accounts payable, trade	590	460
Increase in accrued expenses	260	176
Increase (decrease) in other current liabilities	(20)	161

Sub Total	16	2,207

Receipt of interest	8	8
Payments for interest	(8)	(7)
Payments for income taxes	(384)	(131)

Net cash provided by (used in) operating activities	(368)	2,077

	(Millions of yen)
	Year ended March 31
	2002	2003
II. Cash flows from investing activities
Payment for securities investment	(203)	(1,134)
Payment for acquisition of fixed assets	(124)	(51)
Proceeds from sales of fixed assets	3	7
Payment for acquisition of intangible assets	(792)	(620)
Proceeds from sales of intangible assets	1	20
Payment for deposits	(20)	(43)
Proceeds from deposits	—	101
Payments for long term prepaid expenses	(86)	(32)
Net cash increase resulting from acquiring subsidiary	—	30
Net cash decrease resulting from acquiring subsidiary	(1,496)	—
Payments for acquisition of subsidiaries’ stock held by minority shareholders	(16)	—
Payments for loan	(394)	(271)

Net cash used in investing activities	(3,127)	(1,993)

III. Cash flows from financing activities
Decrease in short-term borrowing	(1,872)	(140)
Payments of long term debt	—	(1,200)
Proceeds from issuances of stock to minority shareholders	19	—
Proceeds from issuances of stocks	9,529	—

Net cash provided by (used in) financing activities	7,676	(1,340)

IV. Effect of exchange rate difference on cash and cash equivalents	—	—
V. Increase (decrease) in cash and cash equivalents	4,181	(1,257)
VI. Cash and cash equivalents at beginning of year	483	4,641
VII. Decrease in cash and cash equivalents resulting from deconsolidation	(24)	—

VIII. Cash and cash equivalents at end of the period	4,641	3,384

(Notes)
1.	Consolidated financial statements of the SCN Group are based on the standards conforming with the Generally Accepted Accounting Principles in Japan.
2.	While the cash previously deposited in Sony Corp. was recorded under “Deposit in parent company” on the Consolidated Balance Sheet, it is recorded as “Deposit in Sony group company” in this fiscal year because the cash is deposited in Sony Global Treasury Services PLC from December 1, 2002. Furthermore, both “Deposit in parent company” and “Deposit in Sony group company” are included in “Cash and cash equivalents” on the Consolidated Statements of Cash Flow.

(For reference)

(millions of yen)

	Year ended March 31, 2002	Year ended March 31, 2003	Change (%)
Increase in fixed assets	161	44	(72.5)
Increase in intangible assets	963	562	(41.6)
Depreciation of fixed assets*	253	133	(47.5)
Amortization of intangible assets	676	602	(10.9)

R&D expenses	—	—	—

	Three-months ended March 31, 2002	Three-months ended March 31, 2003	Change (%)
Increase in fixed assets	33	11	(67.7)
Increase in intangible assets	239	124	(47.9)
Depreciation of fixed assets*	50	34	(31.5)
Amortization of intangible assets	173	142	(17.9)

R&D expenses	—	—	—

*	Including extraordinary depreciation of fixed assets

Strategy and Outlook

(1)    Basic management aims

Since starting Internet connection services under the name of “So-net” in January of 1996, the SCN Group has strived to offer a new style of network services. The SCN Group offers various services including a gratifying communications environment and uniquely appealing contents.

Going forward, aiming towards the creation of corporate value and new growth in the 21st century, the SCN Group has raised up since October 2002 its new slogan “Sony Fun Broadband,” based on a recognition of the importance of strengthening cooperation within the Sony Group in the Internet market that is continuing to expand. This expresses the intention of the SCN Group to offer customers services including Sony Group electronic devices and game, music, pictures, and financial services in a broadband Internet environment that is truly always connected. This is the SCN Group management’s basic aim.

(2)    Basic strategy for distribution of earnings

In order to strengthen the corporate foundation and to respond to the quickly expanding Internet market, the SCN Group is actively expanding its businesses, including investment for the establishment of subsidiaries, corporate investment, and alliances.

Looking forward, it is expected that dedicated-line broadband Internet access will further spread. The SCN Group believes that it can work to manage its operations by readying businesses that respond to these trends, by expanding cash flow, and by fully solidifying its financial base and utilizing retained earnings. For these reasons, for the time being, the SCN Group does not plan to distribute earnings to SCN shareholders.

(3)    Current challenges

In a business environment in the Internet world that is shifting towards dedicated-line broadband connections, the SCN Group is working to increase the satisfaction of customers and is striving to make the advance of broadband its most important challenge.

a)    ISP services

SCN connection services include a variety of user offerings such as dial-up connections, wireless, ADSL, and FTTH. In the area of FTTH services which are particularly expected to spread in the future, the SCN Group is cooperating with NTT, TEPCO, Chubu Electric, and U’s Communications Corp. By offering a wide selection in terms of area, residential departmentalization, and charges, the SCN Group intends to even further expand its subscriber base.

Also, the SCN Group continuously implements an expansion of routes for acquiring new subscribers at convenience stores and rental shops, and has established a subscriber-only discount service based on “My Sony Card.”

b)    Content and services

By cooperating with the Sony Group, the SCN Group aims to develop and offer contents and services focused on broadband. For content and services, the SCN Group is striving to increase the revenue and profitability of content by constructing a business model that integrates content, e-commerce, and advertising in a way that fully takes into account the degree of use, profitability, and page views.

c)    Cooperation with the Sony Group

The SCN Group is working to cooperate with the Sony Group in terms of Sony electronic devices and “So-net” connection services and payment and settlement platforms. The SCN Group intends to deepen cooperation with the Sony Group, as will be reflected in new products and services. Already, the SCN Group established in December of 2002 an office within SCN, “Business Development and Group Alliances,” that is striving to strengthen cooperation with the Sony Group.

d)    Investment aims

The SCN Group is seizing the challenge to focus on investments in content and services aimed at dedicated-line broadband. The SCN Group aims to carry out investments for the planning and development of content and services, their procurement and aggregation, and the acquisition of distribution rights, whether internally, by subsidiaries, or by affiliated companies.

(4)    Fundamental policies regarding corporate governance and related measures, implementation

In regards to the corporate governance of the SCN Group, the basic aims of the Sony Group are as follows.

The SCN Group is a subsidiary the performance of which is linked to a tracking stock issued by Sony Corporation. As a subsidiary of Sony Corporation, which in actuality has 100% of the voting rights, matters at the SCN Group’s General Shareholders’ Meeting are all controlled by Sony Corporation. Furthermore, through the directors’ nominations at the General Shareholders’ Meeting, Sony Corporation indirectly controls the board of directors of the SCN Group.

On the other hand, the directors of Sony Corporation have a fiduciary duty to Sony Corporation and bear a responsibility to work to maximize the corporate value of Sony Corporation, which includes the SCN Group and the other individual companies of the Sony Group. In view of the definition of the SCN Group as within the Sony Group, measures to maximize the corporate value of Sony Corporation and measures to maximize the corporate value of the SCN Group can be thought of as parallel in many cases. However, in situations where within the Sony Group there is the possibility of competition with the SCN Group as well as cases where the supply of the Sony Group’s limited management resources is to those businesses, then it cannot be denied that there is the possibility that there will be cases where the interests of the overall Sony Group and the interests of the SCN Group are not parallel. In such a case, as a result of working to maximize the corporate value of the overall Sony Group including the SCN Group, there is the possibility of a negative impact on the corporate value of the SCN Group, stemming from such a limitation on a growth opportunity of the SCN Group.

Based on these possibilities, Sony Corporation has established the following basic aims regarding the SCN Group.

i)    Basic management aims of the Sony Corporation Board of Directors

•	Indicators of management judgment

One role of the Board of Directors of Sony Corporation is to coordinate the interests within the Group and carry out management judgment to maximize corporate value of the overall Sony Group. When the case arises that the interests of the SCN Group and another subsidiary or business unit of Sony Corporation are in conflict, then it is the aim to carry out an appropriate decision that maximizes the corporate value of the Sony Group and does not unreasonably harm the interests of the shareholders.

•	Distribution of business opportunities and management resources, dealing with competing businesses

When carrying out the distribution of business opportunities and management resources within the Group, the Board of Directors of Sony Corporation aims to carry out appropriate management decisions, examining whether to distribute to the SCN Group or another Group business so that the interests of the entire Sony Group can be increased.

Furthermore, in the development of future businesses, in the case that there exists businesses within the group where their operations replicate that of the SCN Group, and that it is thought that the competition is having a major impact on the corporate value of the entire Sony Group, then the board of directors and the management entities involved will work to properly adjust the matter.

•	Matters for Sony Corporation’s Prior Approval

As for matters relating to SCN management, the SCN Board of Directors carries out decisions of its intentions, but for important matters relating to the management of the entire Sony Group, before the SCN Group carries out its operational intentions, it must get the approval of Sony Corporation.

For example, matters which fall under this category include something which greatly affects the corporate value of the Sony Group, where there is necessary close cooperation with Sony Corporation or a Sony Group business, or when there is concern that something will be contrary to profitability within the Group.

ii)    Relationship of Sony Corporation and the SCN Group

•	Dividend policy of the SCN Group

Under the set terms of the articles of incorporation, Sony Corporation may pay a dividend for the tracking stock where the dividend amount is that which the SCN Group Board of Directors has proposed as a distribution of the SCN Group’s profits. The dividend policy of the SCN Group is decided by the SCN Group’s Board of Directors. The approval beforehand of Sony Corporation is not necessary.

•	Disclosure of the SCN Group

As long as the subsidiary tracking stock is listed, Sony Corporation plans to disclose the financial information of the SCN Group each quarter, while also disclosing the financial accounts of the SCN Group in Sony Corporations’s Yuka Shoken Hokokusho and Hanki Hokokusho (annual and first-half financial reports), as is in accordance with the law.

(iii)    Summary of implementation of measures relating to corporate governance of the SCN Group

The SCN Group, as a corporation which has adopted the auditing system, has four outside directors, and four elected outside auditors. The outside directors include three from Sony Corporation and one from Sony Music Entertainment (Japan) Inc. The outside auditors include two from Sony Corporation, one from Sony Music Entertainment (Japan) Inc., and one from Sony Finance International, Inc. Also, the executive officer system has been introduced within the SCN Group, and in total there are eight officers. Within those are three directors who serve concurrently as executive officers, and five who are full-time executive officers.

(5)    Other Matters, Including Important Items from a Management Perspective

Regarding Drivegate Inc., which is a joint venture company with Hanaten Co., Ltd., Hanaten Net Co., Ltd., and Hyogo Auto Co., Ltd. (hereinafter, the “Hanaten Group”), as well as with Nigensha Inc., at a meeting of the SCN’s Board of Directors held on April 21, 2003, the SCN Group decided to dissolve the joint venture to carry out a review of this used-car related business. The three companies have agreed that all of the stock held by the Hanaten Group and Nigensha Inc. will be transferred to the SCN Group, and as of April 30, 2003, Drivegate Inc. will become a fully-owned subsidiary of the SCN Group.

Furthermore, as for the SCN Group in the future, it intends to carry out within the first half of the year ending March 31, 2004 an examination regarding the continuation of the business, including the advertising business for offering used car information over the Internet, and the ASP service of used cars search system, and customer support.

The impact of the cancellation of the tie-up on consolidated earnings for the year ending March 31, 2004 is expected to be slight.

(6)    Regarding compulsory retirement of the subsidiary tracking stock or the compulsory conversion into common stock of the parent company (Sony Corporation)

At the present time, unless there are significant changes in the direction of the corporate strategy of the entire Sony Group or in the way that the SCN Group is defined within the Sony Group, or unless there are significant changes in a business environment which includes a variety of factors such as the growth of the SCN Group, there are no plans to carry our compulsory retirement or conversion into common stock three years after the issuance of the subsidiary tracking stock, that is to say, on June 20, 2004.

(7)    Forecast of Consolidated Results

Regarding the forecast of the consolidated results for the fiscal year ending March 31, 2004, the SCN Group announces the following:

(million of yen)

Consolidated Results		Change from previous year
Sales	43,000	+10.8%
Operating income (loss)	(1,700)	—
Ordinary income (loss)	(1,900)	—
Net income (loss)	(1,300)	—

The above forecast takes into account the following expected factors:

•	It is expected that the number of So-net Group subscribers at the end of the year ending March 31, 2004 will be 2.40 million, an increase over the year earlier period of 100,000.

•	Within the above total, the current number of broadband subscribers is targeted to more than double.

•	Regarding sales by category: (change from previous year)
ISP services	34,500	+7.0%
Internet-related services	6,700	+29.8%
Merchandise sales	1,800	+29.6%

•	Costs for the acquisition of new subscribers are expected to be about 3,000 million yen.

Cautionary statement:

Statements made in this release with respect to Sony Communication Network’s (“SCN”) current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of SCN. These statements are based on management’s assumptions and beliefs in light of the information currently available to it. Therefore, SCN cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.

SONY

Sony Corporation

6-7-35 Kitashinagawa, Sinagawa-ku

Tokyo, 141-001 Japan

News & Information

No. 03-015E

April 23, 2003

Stock Options (Stock Acquisition Rights)

Sony Corporation (the “Corporation”) resolved at a meeting of its Board of Directors today to propose an agenda asking for authorization to issue stock acquisition rights outlined below, for the purpose of granting stock options, pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan. The proposal will be made at its 86th ordinary general meeting of shareholders to be held on June 20, 2003.

I	Stock Acquisition Rights for Common Stock

1.	Reason for Issue of Common Stock Acquisition Rights to Persons Other Than Shareholders without Any Consideration

The Corporation will issue rights (the “Common Stock Acquisition Rights”) to subscribe for or purchase shares of common stock of the Corporation (“Common Stock”) to directors, executive officers and employees of the Corporation and its subsidiaries without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan upon the terms outlined below for the purposes of giving directors, executive officers and employees of the Corporation and its subsidiaries an incentive to contribute towards the improvement of the business performance of the Corporation and its group companies (the “Group”) and thereby improving such business performance of the Group, by making the economic interest which such directors or employees will receive correspond to the business performance of the Corporation.

2.	Terms of Issue of Common Stock Acquisition Rights

(1)	Persons to Whom Common Stock Acquisition Rights Will be Allocated

Directors, executive officers and employees of the Corporation and its subsidiaries.

(2)	Class and Number of Shares to be Issued or Transferred upon Exercise of Common Stock Acquisition Rights

Not exceeding 2,750,000 shares of Common Stock.

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Common Stock Acquisition Rights to be issued.

(3)	Total Number of Common Stock Acquisition Rights to be Issued

Not exceeding 27,500.

The number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right shall be 100.

Provided, however, that if the Corporation splits or consolidates its Common Stock, the number of shares to be issued or transferred upon exercise of each Common Stock Acquisition Right shall be adjusted according to the following formula.

Number of Shares after adjustment	=	Number of shares before adjustment	x	Ratio of split or consolidation

The adjustment above shall be made only to those remain unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

(4)	Issue Price of Common Stock Acquisition Rights

No consideration shall be paid.

(5)	Amount to be Paid In for Exercise of Common Stock Acquisition Rights

The amount to be paid in per share to be issued or transferred upon exercise of each Common Stock Acquisition Right (the “Exercise Price”) shall be as follows.

 Common Stock Acquisition Rights with Exercise Price Denominated in Yen

The Exercise Price shall be the average of closing prices (each “Closing Price”) of Common Stock in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of such Common Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (i) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Common Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), (ii) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date on which the Corporation fixes the Exercise Price (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen), or (iii) the Closing Price on the issue date of such Common Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price of (i), (ii) and (iii) above.

‚ Common Stock Acquisition Rights with Exercise Price Denominated in U.S. Dollars

The Exercise Price shall be the U.S. dollar amount obtained by dividing the average of Closing Prices for ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of such Common Stock Acquisition Rights (“Reference Yen Price”) by the average of the exchange rate quotations by a leading commercial bank in Tokyo for selling spot U.S. dollars by telegraphic transfer against yen for such ten (10) consecutive trading days (“Reference Exchange Rate”) (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent); provided, however, that if the Reference Yen Price is lower than any of (i) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Common Stock Acquisition Rights or (ii) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the date on which the Corporation fixes the Exercise Price, the Exercise Price shall be the U.S. dollar amount obtained by dividing the highest price of (i) and (ii) above by the Reference Exchange Rate (any fraction less than one (1) cent arising as a result of such calculation shall be rounded up to the nearest one (1) cent).

ƒ Adjustment of Exercise Price

If the Corporation splits or consolidates its Common Stock after the issue date of Common Stock Acquisition Rights, the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen or one (1) cent resulting from this adjustment shall be rounded up to the nearest one (1) yen or one (1) cent.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1 Ratio of split or consolidation

In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the issue date of Common Stock Acquisition Rights, the Exercise Price shall be appropriately adjusted to the extent reasonable.

(6)	Exercise Period of Common Stock Acquisition Rights

The exercise period will be sometime within the period from the issue date of Common Stock Acquisition Rights to the day on which ten (10) years have passed from such issue date, which will be determined by the Board of Directors of the Corporation or the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(7)	Conditions for Exercise of Common Stock Acquisition Rights

	Each Common Stock Acquisition Right shall not be exercised in part.

‚	Other conditions for exercise shall be determined by the Board of Directors of the Corporation or the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(8)	Cancellation of Common Stock Acquisition Rights

Not applicable.

(9)	Restriction on Transfer of Common Stock Acquisition Rights

Transfer of Common Stock Acquisition Rights shall require an approval of the Board of Directors.

II	Stock Acquisition Rights for Tracking Stock

1.	Reason for Issue of Tracking Stock Acquisition Rights to Persons Other Than Shareholders without Any Consideration

The Corporation will issue rights (the “Tracking Stock Acquisition Rights”) to subscribe for or purchase shares of subsidiary tracking stock of the Corporation (“Tracking Stock”) to directors and employees of Sony Communication Network Corporation (“SCN”) without any consideration therefor pursuant to the provisions of Articles 280-20 and 280-21 of the Commercial Code of Japan upon the terms outlined below for the purposes of giving directors and employees of SCN an incentive to contribute towards the improvement of the business performance of SCN and thereby improving such business performance of SCN, by making the economic interest which such directors or employees will receive correspond to the business performance of SCN.

2.	Terms of Issue of Tracking Stock Acquisition Rights

(1)	Persons to Whom Tracking Stock Acquisition Rights Will be Allocated

Directors and employees of SCN.

(2)	Class and Number of Shares to be Issued or Transferred upon Exercise of Tracking Stock Acquisition Rights

 Class of Shares to be Issued or Transferred

Tracking Stock.

Provided, on and after the Compulsory Conversion Date (as defined in Article 10-9 of the Company’s Articles of Incorporation, the “Compulsory Conversion Date”) for the compulsory conversion (as defined in Article 10-9 of the Company’s Articles of Incorporation, the “Compulsory Conversion”) of Tracking Stock into Common Stock, the class of shares to issued or transferred shall be Common Stock.

‚	Number of Shares to be Issued or Transferred

Not exceeding 45,000 shares.

Provided, however, that if the number of shares to be issued or transferred upon exercise of each Tracking Stock Acquisition Right is adjusted in accordance with (3) below, such number of shares to be issued or transferred shall be adjusted to the number obtained by multiplying the number of shares after adjustment by the total number of Tracking Stock Acquisition Rights to be issued.

(3)	Total Number of Tracking Stock Acquisition Rights to be Issued

Not exceeding 455.

The number of shares to be issued or transferred upon exercise of each Tracking Stock Acquisition Right shall be 100.

Provided, however, that if adjustment of the Exercise Price provided for in ‚ of (5) below is made for any reason, the number of shares to be issued or transferred upon exercise of each Tracking Stock Acquisition Right shall be appropriately adjusted so that the amount obtained by multiplying the number of shares after adjustment by the Exercise Price after adjustment shall be equal to the amount obtained by multiplying the number of shares before adjustment by the Exercise Price before adjustment.

The adjustment above shall be made only to those remain unexercised at the relevant time. If any fraction less than one (1) share arises as a result of such adjustment, such fraction shall be discarded.

(4)	Issue Price of Tracking Stock Acquisition Rights

No consideration shall be paid.

(5)	Amount to be Paid In for Exercise of Tracking Stock Acquisition Rights

 The amount to be paid in per share to be issued or transferred upon exercise of each Tracking Stock Acquisition Right (the “Exercise Price”) shall be the average of closing prices (each “Closing Price”) of Tracking Stock in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no Closing Price) immediately prior to the issue date of such Tracking Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen); provided, however, that if such calculated price is lower than any of (i) the average of the Closing Prices for thirty (30) consecutive trading days (excluding days on which there is no Closing Price) commencing forty-five (45) trading days immediately before the day immediately after the issue date of the Tracking Stock Acquisition Rights (any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen) or (ii) the Closing Price on the issue date of such Tracking Stock Acquisition Rights (if there is no Closing Price on such date, the Closing Price on the immediately preceding trading day), the Exercise Price shall be the highest price of (i) and (ii) above.

‚	Adjustment of Exercise Price

(i)	Adjustment due to events which become effective prior to the Compulsory Conversion Date

If the Corporation splits or consolidates its Tracking Stock after the issue date of Tracking Stock Acquisition Rights but prior to the Compulsory Conversion Date (excluding such date), the Exercise Price shall be adjusted according to the following formula, and any fraction less than one (1) yen resulting from this adjustment shall be rounded up to the nearest one (1) yen.

Exercise Price after adjustment	=	Exercise Price before adjustment	x	1 Ratio of split or consolidation

(ii)	Adjustment due to events which become effective after the Compulsory Conversion Date

When the Compulsory Conversion is made, the Excise Price shall be appropriately adjusted in proportion to the conversion ratio. In addition to the foregoing, any adjustment of the Exercise Price after Compulsory Conversion Date shall be made in the same manner as described in (i) above with any necessary amendment.

(iii) In addition, in the case of a merger with any other company, corporate split or capital reduction of the Corporation, or in any other case similar thereto where an adjustment of Exercise Price shall be required, in each case after the issue date of Tracking Stock Acquisition Rights, the Exercise Price shall be appropriately adjusted to the extent reasonable.

(6)	Exercise Period of Tracking Stock Acquisition Rights

The exercise period will be sometime within the period from the issue date of Tracking Stock Acquisition Rights to the day on which ten (10) years have passed from such issue date, which will be determined by the Board of Directors of the Corporation or the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

Provided, however, that when the Compulsory Retirement of Tracking Stock referred to in Articles 10-7 and 10-8 of the Company’s Articles of Incorporation is made, no Tracking Stock Acquisition Right may be exercised after the Termination Date for such Compulsory Retirement.

(7)	Conditions for Exercise of Tracking Stock Acquisition Rights

	Each Tracking Stock Acquisition Right shall not be exercised in part.

‚	Other conditions for exercise shall be determined by the Board of Directors of the Corporation or the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors of the Corporation.

(8)	Cancellation of Tracking Stock Acquisition Rights

Not applicable.

(9)	Restriction on Transfer of Tracking Stock Acquisition Rights

Transfer of Tracking Stock Acquisition Rights shall require an approval of the Board of Directors.

Note: The issue of the stock acquisition rights mentioned above is subject to the approval by shareholders on issues of Common Stock Acquisition Rights and Tracking Stock Acquisition Rights to be obtained at the Corporation’s 86th ordinary general meeting of shareholders scheduled for June 20, 2003. In addition, respective issues of the stock acquisition rights are further subject to the resolutions of the Board of Directors or the Executive Officer to whom the determination has been delegated by a resolution of the Board of Directors on the specific terms and conditions of such issues.

Contact:

Corporate Communications

Sony Corporation

(03) 5448-2200 (Direct line)

SONY

Sony Corporation

6-7-35 Kitashinagawa, Shinagawa-ku

Tokyo, 141-0001 Japan

News & Information

No. 03-16E

April 23, 2003

Authorization by shareholder resolution

for purchases of its own shares

- Purchases of its own shares pursuant to Article 210 of the Commercial Code -

Sony Corporation resolved at a meeting of its Board of Directors today to obtain an authorization by shareholder resolution to be adopted at the 86th Ordinary General Meeting of Shareholders scheduled to be held on June 20, 2003 for purchases of its own shares pursuant to Article 210 of the Commercial Code.

1.	Rationale for obtaining authorization by shareholder resolution

In order to retain flexibility in purchasing its own shares when necessary during the period up to the next Ordinary Meeting of Shareholders, Sony Corporation will obtain the authorization by shareholder resolution for purchases of its own shares.

2.	Details of authorization

(1) Type of shares	Shares of common stock and shares of Subsidiary Tracking Stock linked to Sony Communication Network Corporation (“Tracking stock”)
(2) Number of shares	Common stock: Up to 90,000,000 shares Tracking stock: Up to 300,000 shares
(3) Total purchase price	Common stock: Up to 400 billion yen Tracking stock: Up to 1 billion yen

Contact:

Corporate Communications

Sony Corporation

(03) 5448-2200 (Direct line)

SONY

6-7-35 Kitashinagawa

Shinagawa-ku

Tokyo 141-0001

News & Information

No. 03-017E

April 23, 2003

Announcement of Merger of Subsidiary

Sony Corporation (“Sony”) has decided to absorb its wholly-owned subsidiary SMEJ Inc. by a merger and today signed the merger agreement.

1-a.	Background

Sony Music Entertainment (Japan) Inc. divided its group businesses into music related and non-music related and established two subsidiary companies to oversee the two domains as of April 1, 2003. The purpose of this was to quickly respond to the transformation of the music industry as well as to further strengthen and expand both of its business domains. Sony Music Entertainment (Japan) Inc. changed its company name to SMEJ Inc. also effective April 1, 2003. The name, Sony Music Entertainment (Japan) Inc., has been adopted as the company name for the music related subsidiary company.

1-b.	Purpose of Merger

Upon completion of the absorption, the shareholdings of SMEJ Inc.’s current two subsidiary companies and SMEJ Inc.’s shareholdings of other Sony Group sister companies will be consolidated into Sony. In this manner, Sony will strive to further link and strengthen these businesses within the total Sony Group.

2.    Conditions of the merger, etc.

(1)    Schedule of the merger

April 22, 2003 (Tuesday)	Board meeting to approve merger agreement

April 23, 2003 (Wednesday)	Conclusion of merger agreement

May 12, 2003 (Monday)	Shareholders meeting to approve merger agreement (SMEJ Inc.)

July 1, 2003 (Tuesday)	Effective date of merger

July 1, 2003 (Tuesday)	Official registration of merger

*Pursuant to the provisions of Paragraph 3 of Article 413 of the Commercial Code of Japan, Sony shall perform the merger with SMEJ Inc. without the approval of the merger agreement by its shareholders.

(2)    Method of the merger

Sony, as an ongoing concern, shall absorb SMEJ Inc., which shall be subsequently dissolved.

(3)    Others

Due to the fact that SMEJ Inc. is a wholly-owned subsidiary of Sony, there shall be no issuance of new shares or cash payment upon this merger.

3.    Summary of Parties

(1) Trade name		Sony Corporation		SMEJ Inc.
(2)	Field of business	Manufacture and sale of electronic and electrical machines and equipment		Investment in company planning, producing, manufacturing and selling music and visual software

(3)	Date of incorporation	May 7, 1946		March 1, 1968

(4)	Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo		4-5, Rokubancho Chiyoda-ku, Tokyo

(5)	Representative	Nobuyuki Idei, Representative Director		Eiji Kishi, Representative Director

(6)	Share capital	¥476,224 million		¥49,660 million

(7)	Total number of shares issued and outstanding	922,918,991 shares		108,179,321 shares

(8)	Shareholders’ equity	¥1,886,389 million		¥157,076 million

(9)	Total assets	¥3,615,038 million		¥216,060 million

(10)	Date of settlement	March 31		March 31

(11)	Number of employees	16,836		0

(12)	Major customers	Affiliated manufacturing and sales companies in and outside Japan		Sony Corporation

(13)	Major shareholders and shareholding ratios	1 Moxley & Co.	6 .1%	Sony Corporation 100%

		2 Japan Trustee Services Bank, Ltd. (Trust Account)	4.4%

		3 The Master Trust Bank of Japan, Ltd. (Trust Account)	3.3%

		4. The Chase Manhattan Bank, N. A. London	2.9%

		5 State Street Bank and Trust Company	2.8%

(14)	Main banks	Sumitomo Mitsui Banking Corporation The Bank of Tokyo-Mitsubishi, Ltd. and others		Sumitomo Mitsui Banking Corporation

*	The above data for Sony are as of September 30, 2002. The above data for SMEJ Inc. are as of March 31, 2003 except for the number of employees, which is as of April 1, 2003.

(15)    Business results for the three most recent years

(unit: millions of yen)

	Sony Corporation			SMEJ Inc.
Fiscal year ended on	2000/3/31	2001/3/31	2002/3/31	2000/3/31	2001/3/31	2002/3/31
Net sales	2,592,962	3,007,584	2,644,195	118,215	102,887	75,601
Operating income	(2,755)	50,458	(52,994)	4,950	10,637	1,691
Ordinary income	30,237	81,502	(6,122)	8,094	12,708	4,327
Net income	30,838	45,002	29,635	6,361	1,503	377
Net income per share (yen)	73.09	49.18	32.22	58.80	13.90	3.49
Dividends per share (yen)	50.00	25.00	25.00	35.00	0	338.18
Shareholders’ equity per share (yen)	3,956.68	2,021.33	2,024.10	2,071.52	2,069.85	1,795.43

*	Sony split its shares at a ratio of 2 shares for each share on May 19, 2000.

4.    Circumstances after the merger

(1) Trade name	Sony Corporation

(2) Field of business	Manufacture and sale of electronic and electrical machines and equipment

(3) Location of head office	7-35, Kitashinagawa 6-chome, Shinagawa-ku, Tokyo

(4) Representative	Nobuyuki Idei, Representative Director

(5) Share capital	Upon this merger the amount of share capital will not change.

(6) Total assets	This merger will not have a material effect on Sony’s total assets.

(7) Date of settlement	March 31

(8) Effect on business results	This merger will not have a material effect on Sony’s business results.

(Contact)

Sony Corporation

Corporate Communications

TEL: 03-5448-2200